# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Life Time Group Holdings, Inc., CIK 0001869198
CUSIP: 53190C102
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 2902 Corporate Place, Chanhassen, Minnesota (MN), 55317
Date of event which requires filing of this statement: 03/03/2025
Amends the filing with accession number 0001193125-24-202271
Filed by CIK 0001447247
Persons authorized to receive notices and communications: Partners Group (USA) Inc., Attn: David Lightstone, 1114 Avenue of the Americas, 37th Floor, New York, New York (NY), 10036, 212-908-2600

## Reporting persons
- Partners Group Private Equity (Master Fund), LLC (CIK 0001447247): type of reporting person: investment company (IV), other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,351,867; sole dispositive power 0; shared dispositive power 2,351,867; aggregate amount beneficially owned 2,351,867 (1.1% of the class)
- Partners Group Private Equity II, LLC (CIK 0001756041): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,169; sole dispositive power 0; shared dispositive power 5,169; aggregate amount beneficially owned 5,169 (0% of the class)
- Partners Group Access 83 PF LP (CIK 0001887987): type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 162,309; sole dispositive power 0; shared dispositive power 162,309; aggregate amount beneficially owned 162,309 (0.1% of the class)
- Partners Group Series Access II, LLC, Series 61 (CIK 0001888120): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,946,862; sole dispositive power 0; shared dispositive power 1,946,862; aggregate amount beneficially owned 1,946,862 (0.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Life Time Group Holdings, Inc.
Address of issuer's principal executive offices: 2902 Corporate Place, Chanhassen, Minnesota (MN), 55317
Comment: This Amendment No. 2 (this "Amendment") amends and supplements the Schedule 13D filed on October 22, 2021, as amended by Amendment No. 1, filed on August 16, 2024 (as so amended, the "Initial Statement" and, as further amended by this Amendment, the "Schedule 13D"), and relates to the common stock, $0.01 par value per share (the "Common Stock"), of Life Time Group Holdings, Inc. (the "Issuer"). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Initial Statement and unless amended hereby, all information in the Initial Statement remains in effect.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial Statement is hereby amended and supplemented by adding the following at the end of Item 4 of the Initial Statement:

February 2025 Public Offering

On February 27, 2025, in connection with a registered public offering (the "February 2025 Public Offering") of Common Stock by certain stockholders of the Issuer, PG Master Fund, PG PE II, PG Series 61 and PG Access 83, together with the other selling stockholders named therein, entered into an underwriting agreement (the "February 2025 Underwriting Agreement") with the Issuer and J.P. Morgan Securities LLC and BofA Securities, Inc. (the "February 2025 Underwriters"). Pursuant to the February 2025 Underwriting Agreement, on March 3, 2025, PG Master Fund, PG PE II, PG Series 61 and PG Access 83 sold 558,721, 1,228, 462,506 and 38,559 shares of Common Stock, respectively, at a price of $30.13 per share.

February 2025 Lock-Up Agreement

In connection with the February 2025 Public Offering, PG Master Fund, PG PE II, PG Series 61 and PG Access 83 entered into a lock-up agreement (the "Februrary 2025 Lock-up Agreement") with the February 2025 Underwriters. Under the Februrary 2025 Lock-up Agreement, PG Master Fund, PG PE II, PG Series 61 and PG Access 83 agreed, subject to certain exceptions, not to offer, sell, pledge or otherwise transfer any shares of Common Stock for 60 days from the date of the February 2025 Underwriting Agreement.

The foregoing descriptions of the February 2025 Underwriting Agreement and the February 2025 Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the February 2025 Underwriting Agreement, which includes the form of the February 2025 Lock-up Agreement as an exhibit, and which is incorporated by reference to Item 7.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

As of the date hereof, PG Master Fund holds 2,351,867 shares of Common Stock, representing approximately 1.1% of the issued and outstanding shares of Common Stock, PG PE II holds 5,169 shares of Common Stock, representing approximately 0.0% of the issued and outstanding shares of Common Stock, PG Series 61 holds 1,946,862 shares of Common Stock, representing approximately 0.9% of the issued and outstanding shares of Common Stock and PG Access 83 holds 162,309 shares of Common Stock, representing approximately 0.1% of the issued and outstanding shares of Common Stock.

Ownership percentages set forth in this Schedule 13D are based upon a total of 215,981,424 shares of Common Stock outstanding after completion of the February 2025 Public Offering, as reported by the Issuer in the prospectus supplement relating to the February 2025 Public Offering, filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act on February 28, 2025.

In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Stockholders Agreement, the Voting Group members may be deemed to be acting as a group for purposes of Rule 13d-3 under the Exchange Act. Shares beneficially owned by the other members of the Voting Group are not the subject of this Schedule 13D and accordingly, none of the other members of the Voting Group are included as reporting persons herein.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: On March 3, 2025, pursuant to the February 2025 Underwriting Agreement, PG Master Fund, PG PE II, PG Series 61 and PG Access 83 sold 558,721, 1,228, 462,506 and 38,559 shares of Common Stock, respectively, at a price of $30.13 per share in the February 2025 Public Offering.
Other persons with the right to receive dividends or sale proceeds: Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, any of the shares of Common Stock beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Initial Statement is hereby amended and supplemented by adding the following at the end of Item 6 of the Schedule 13D:

The descriptions of the February 2025 Underwriting Agreement and the February 2025 Lock-Up Agreement in Item 4 above are hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of this Schedule 13D is hereby amended and supplemented as follows:

4. Underwriting Agreement, dated February 27, 2025 (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on March 3, 2025)

## Signatures
- Partners Group Private Equity (Master Fund), LLC: /s/ Janel Gruber-Stevens, By Partners Group (USA) Inc. its member and investment manager, by Janel Gruber-Stevens, Authorized Signatory (03/05/2025)
- Partners Group Private Equity (Master Fund), LLC: /s/ Janel Gruber-Stevens, By Partners Group AG under power of attorney, by Janel Gruber-Stevens, Authorized Signatory (03/05/2025)
- Partners Group Private Equity (Master Fund), LLC: /s/ Hayley Elliot, By Partners Group (USA) Inc. its member and investment manager, by Partners Group AG under power of attorney, by Hayley Elliot, Authorized Signatory (03/05/2025)
- Partners Group Private Equity II, LLC: /s/ Janel Gruber-Stevens, By Partners Group US Management II LLC, its manager, by Partners Group AG, under power of attorney, by Janel Gruber-Stevens, Authorized Signatory (03/05/2025)
- Partners Group Private Equity II, LLC: /s/ Hayley Elliot, By Partners Group US Management II LLC, its manager, by Partners Group AG, under power of attorney, by Hayley Elliot, Authorized Signatory (03/05/2025)
- Partners Group Access 83 PF LP: /s/ Janel Gruber-Stevens, By Partners Group Management (Scots) LLP, its general partner, by Janel Gruber-Stevens, Authorized Signatory (03/05/2025)
- Partners Group Access 83 PF LP: /s/ Hayley Elliot, By Partners Group Management (Scots) LLP, its general partner, by Hayley Elliot, Authorized Signatory (03/05/2025)
- Partners Group Series Access II, LLC, Series 61: /s/ Janel Gruber-Stevens, By Partners Group US Management II LLC, its manager, by Partners Group AG, under power of attorney, by Janel Gruber-Stevens, Authorized Signatory (03/05/2025)
- Partners Group Series Access II, LLC, Series 61: /s/ Hayley Elliot, By Partners Group US Management II LLC, its manager, by Partners Group AG, under power of attorney, by Hayley Elliot, Authorized Signatory (03/05/2025)